CFM CORPORATION 2004 SECOND QUARTER REPORT

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of April 28, 2004, or as otherwise noted, and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES RECORD SALES
FOR THE 2nd QUARTER OF FISCAL YEAR 2004
 - CONFIRMS ANNUAL GUIDANCE
- ON TRACK WITH RESTRUCTURING

MISSISSAUGA, ONTARIO - April 28, 2004 - CFM Corporation ("CFM" or the "Company") announced today its financial results for the second quarter and six months ended March 27, 2004.

  Sales up 11% to $109.6 million for the quarter
    Hearth product sales up 40%
  Net Income before restructuring costs of $4.3 million or $0.11 per share
  Restructuring activities on schedule and on budget

Change in Reporting Currency

As previously announced, effective fiscal 2004, the Company has changed its financial reporting currency from the Canadian dollar to the American dollar (U.S. dollar). With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Reporting in U.S. dollars will provide the Company's investors and other users of its financial statements with more relevant and useful information. All amounts presented in this press release are in U.S. dollars unless otherwise noted.

Financial Highlights

	Three Months Ended		Six Months Ended
($millions, except per share	March 27,	March 29,	March 27,	March 29,
amounts)	2004	2003	2004	2003
Net Sales	109.6	98.4	228.7	212.9
Gross Profit	28.3	24.9	59.0	61.3
Net Income	0.3	2.9	4.3	13.4
Earnings per share	0.01	0.07	0.11	0.33
Earnings per share before
	0.11	0.07	0.22	0.33
restructuring costs*
EBITDA before
restructuring costs (see	11.4	7.8	23.0	27.7
enclosed definition)

*Net income before restructuring costs has been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period. Earnings per share before restructuring costs has been determined by dividing net income before restructuring costs by the average number of shares outstanding during such period. Net income before restructuring costs and earnings per share before restructuring costs, are presented as a measure of the normal operating performance of the Company. A reconciliation of net income before restructuring costs and earnings per share before restructuring costs to net income and earnings per share is as follows:

	Three Months Ended		Three Months Ended
	March 27, 2004		March 29, 2003
	Earnings	EPS	Earnings	EPS
Net Income	0.3	0.01	2.9	0.07
Restructuring cost	6.7	0.17	-	-
Income tax related to restructuring costs	(2.7)	(0.07)	-	-

Net Income before restructuring costs	4.3	0.11	2.9	0.07

Net income before restructuring costs and earnings per share before restructuring costs are not recognized as measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as net income before restructuring costs and earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Operating Highlights

Sales for the second quarter increased 11% to $109.6 million from $98.4 million in the second quarter last year. This brings year to date sales for the six months ended March 27, 2004 to $228.7 million, which is up 7% from $212.9 million in the first six months of fiscal 2003. Net income before restructuring costs* was $4.3 million for the quarter or $0.11 per share, an increase of $1.4 million or $0.04 per share over the corresponding period in fiscal 2003. Restructuring costs incurred in the quarter reduced this to a net income of $0.3 million or an earning per share of $0.01 down from net income of $2.9 million or earnings per share ("EPS") of $0.07 in last year's second quarter. For the six months ended March 27, 2004, net income was $4.3 million ($0.11 per share) compared to $13.4 million ($0.33 per share) in the first half of 2003. Net income before restructuring costs was $9.0 million ($0.22 per share) in the first six months of fiscal 2004.

"We are pleased with our improved sales and earnings performance in the second quarter, especially in the face of the continued negative effect that the strong Canadian dollar is having on our results", said Colin Adamson, Chairman and Chief Executive Officer. "Our restructuring initiatives are on track and we are confident that we will begin to realize the benefits of these initiatives in the second half of the year and into 2005".

Sales by Product Category

	Three Months Ended		Six Months Ended
($millions)	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
Hearth and Heating Products	65,766	46,955	167,896	145,091
Barbeque and Outdoor Products	42,156	50,572	55,368	64,620
Water Products	1,675	836	5,433	3,186
	109,597	98,363	228,697	212,897

Sales of hearth and heating products were $65.8 million in the quarter, an increase of $18.8 million or 40% from the second quarter of the prior year. Strong sales to the new home construction sector plus some early season shipments to specialty retail dealers and distributors, and incremental sales of fireplaces and stoves from the recent acquisitions of Temco Fireplace Products and Century Heating Products, contributed to the strong sales performance. In addition, a lower level of excess, end of season product returns from certain mass merchant retail customers than was experienced in the second quarter of fiscal 2003, also contributed to the year over year increase. For the six months ended March 27, 2004, hearth and heating sales were $167.9 million, an increase of 16% or $22.8 million from the first six months of fiscal 2003.

2

Sales of barbecue and outdoor products were $42.1 million in the quarter, a decrease of $8.5 million or 17% from the second quarter of last year due to reduced sales of some mid and low-priced barbeques at certain mass merchant retailers. On a year to date basis, sales of barbeque and outdoor products were $55.4 million compared to $64.6 million in the first half of the prior year.

Sales of water products were $1.7 million in the quarter, double the sales in the same quarter a year ago. Sales of water products for the six months ended March 27, 2003 were $5.4 million, up 70% from the first half of fiscal 2003.

Gross Profit

Gross profit for the quarter ended March 27, 2004 was $28.3 million, an increase of $3.4 million or 14% from $24.9 million in the second quarter of 2003. As a percentage of sales, gross profit was 25.8%. The strong Canadian dollar relative to the U.S. dollar resulted in higher Canadian manufacturing costs in the quarter compared to the prior year, which depressed gross profit by approximately $2.2 million or 2% of sales. In real terms, before the currency fluctuations gross profit was approximately $30.5 million or 28.0% of sales, which compares favorably with 25.3% in the second quarter of prior year. On a year to date basis, gross profit was $59.0 million, or 25.8%, compared to $61.3 million, or 28.8%, in the first half of the prior year.

EBITDA before restructuring costs**

Earnings before restructuring costs, interest, taxes and amortization ("EBITDA before restructuring costs") for the quarter were $11.4 million versus $7.8 million in the corresponding period in the prior year. EBITDA before restructuring costs, as a percentage of sales, increased to 10.4% from 7.9% in the second quarter last year. For the six months to date, EBITDA before restructuring costs was $23.0 million compared to $27.7 million in the corresponding period last year.

**EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes and restructuring costs which are disclosed as individual line items within the Consolidated Statement of Operation as follows:

	Three Months Ended		Six Months Ended
	March 27,	March 29,	March 27,	March 29,
($ millions)	2004	2003	2004	2003

Net income for the period	0.3	2.9	4.3	13.4
Restructuring costs	6.7	-	7.9	-
Amortization	3.0	2.8	5.9	5.4
Interest income	(0.1)	(0.1)	(0.2)	(0.1)
Interest expense	2.3	1.4	4.2	2.6
Income taxes	(0.8)	0.8	0.9	6.4

EBITDA before restructuring costs	11.4	7.8	23.0	27.7

3

EBITDA before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Restructuring Costs

In connection with the Company's previously announced restructuring, the Company incurred $6.7 million in restructuring costs during the quarter.

Interest Expense

Net interest expense was $2.2 million for the second quarter, which was $0.9 million higher when compared to the corresponding period in the prior year, due to the higher fixed interest rate on the Company's recently issued senior unsecured notes.

Cash Flows Provided by Operating Activities

Cash flows used in operating activities in the quarter were $9.6 million, an improvement of $14.5 million from the $24.1 million used in the second quarter of 2003. Cash flow provided from operating activities for the first six months was $16.7 million compared to $20.5 million in the corresponding period last year due principally to lower net income.

Net Bank Debt***

Net bank debt increased in the quarter to $119.8 million, up $18.1 million from December 27, 2003 due primarily to higher working capital requirements.

***Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness, plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under GAAP. Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Weighted Average Shares Outstanding

The weighted average shares outstanding during the quarter ended March 27, 2004 increased by 307,000 shares to 40,270,000 as compared to 39,963,000 shares outstanding during the second quarter of fiscal 2003. The increase is primarily a result of the full year effect of shares issued in fiscal 2003 in connection with the first deferred payment on the acquisition of Greenway Home Products and shares issued on the exercise of stock options net of stock purchases under the Normal Course Issuer Bid ("NCIB"). On a year-to-date basis, 693,400 shares have been purchased under the Normal Course Issuer Bid at an average price of $7.73 (Cdn $10.28).

2004 Outlook

CFM is continuing with its restructuring plans as announced on October 23, 2003. Before these restructuring costs, CFM continues to expect EPS for fiscal 2004 to be in the range of $0.74 to $0.81. CFM continues to expect EPS for fiscal 2004 in the range of $0.41 to $0.56 when the restructuring costs are taken into account.

* * * * *

4

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labor, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 9, 2004 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of April 28, 2004 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth and heating products, barbeque and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777

5

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

	March 27,	March 29,	Sept. 27,
	2004	2003	2003
	$	$	$
ASSETS
Current
Cash and cash equivalents	13,815	1,114	13,386
Accounts receivable	78,014	73,948	106,520
Inventory	87,558	97,130	79,602
Prepaid and other expenses	4,109	3,427	1,946
Income taxes Recoverable	5,028	3,825	-
Future income taxes	12,638	9,001	13,057
Total current assets	201,162	188,445	214,511
Capital assets, net	76,459	76,104	75,228
Other assets	5,543	4,048	5,310
Goodwill, net	166,297	151,168	160,888
Intangible assets	5,306	5,173	5,399
Future income taxes	644	372	749
Total assets	455,411	425,310	462,085

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	289	8,198	10,548
Accounts payable and accrued liabilities	50,790	52,146	61,657
Current portion of long-term debt	-	10,240	8,198
Current portion of note payable	2,143	8,409	4,944
Income taxes payable	-	-	2,288
Future income taxes	1,497	(9)	1,462
Total current liabilities	54,719	78,984	89,097

Long-term debt	133,346	99,035	107,424
Note payable	2,143	-	2,101
Future income taxes	19,239	19,717	18,652
Total liabilities	209,447	197,736	217,274

Minority interest	-	27	29

Shareholders' equity
Share capital	104,326	103,253	106,204
Contributed surplus	45	-	-
Retained earnings	123,824	112,023	122,786
Cumulative translation adjustment	17,769	12,271	15,792
Total shareholders' equity	245,964	227,547	244,782

Total liabilities and shareholders' equity	455,411	425,310	462,085

6

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Six Months Ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
	$	$	$	$

Sales	109,597	98,363	228,697	212,897
Cost of sales	81,339	73,499	169,715	151,610
Gross profit	28,258	24,864	58,982	61,287

Expenses
Selling and administrative, research and development	16,845	17,059	35,969	33,612
Amortization	3,033	2,788	5,907	5,391
Interest income	(85)	(65)	(145)	(91)
Interest expense	2,270	1,348	4,192	2,614
Restructuring costs	6,684	-	7,885	-
	28,747	21,130	53,808	41,526

Income before income taxes	(489)	3,734	5,174	19,761
Income taxes	(804)	803	885	6,360
Net income for the period	315	2,931	4,289	13,401

Retained earnings, beginning of period	126,760	110,246	122,786	102,060
Premium on repurchased common shares	(3,251)	(1,154)	(3,251)	(3,438)

Retained earnings, end of period	123,824	112,023	123,824	112,023

Earnings per share	0.01	0.07	0.11	0.33

Earnings per share before restructuring costs	0.11	0.07	0.22	0.33

Diluted earnings per share	0.01	0.07	0.11	0.32

7

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Six Months Ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
	$	$
Cash flows from operating activities
Net income for the period	315	2,931	4,289	13,401
Add (deduct) items not involving cash
Amortization	3,033	2,788	5,907	5,391
Future income taxes	1,264	(139)	1,477	(154)
Minority interest	-	3	-	20
(Gain)/Loss on disposal of capital assets	(5)	1	11	10
Non-cash stock compensation	28	-	28	-
Non-cash interest on Keanall note payable	-	54	12	117
Restructuring costs	2,360	-	2,774	-

	6,995	5,638	14,498	18,785

Change in non-cash working capital	(16,604)	(29,717)	2,247	1,728
Cash flows provided by (used in) operating
activities	(9,609)	(24,079)	16,745	20,513

Cash flows from investing activities
Acquisitions, net of cash acquired	(188)	(232)	(7,615)	(230)
Purchase of capital assets	(1,982)	(2,902)	(3,993)	(5,262)
Development costs	(14)	(8)	(27)	(196)
Proceeds on disposal of capital assets	9	15	9	26
Cash flows used in investing activities	(2,175)	(3,127)	(11,626)	(5,662)

Cash flows from financing activities

Proceeds from private placement debt	-	-	65,000	-
Repayment of non-revolving term facility	-	(2,424)	-	(8,494)
Revolving term facility, net	(777)	29,795	(49,149)	1,423
Bank indebtedness	(5,939)	(8,152)	(10,391)	(4,910)
Repayment of note payable	(944)	(2,478)	(3,789)	(4,866)
Deferred financing costs	(413)	-	(916)	-
Repurchase of common shares	(5,361)	(1,724)	(5,361)	(5,184)
Issuance of common shares	102	346	230	415
Cash flows provided by (used in) financing
activities	(13,332)	15,363	(4,376)	(21,616)
Effect of foreign currency translation on cash
and cash equivalents	201	335	(314)	449
Net increase (decrease) in cash and cash
equivalents during the period	(24,915)	(11,508)	429	(6,316)

Cash and cash equivalents, beginning of period	38,730	12,622	13,386	7,430
Cash and cash equivalents, end of period	13,815	1,114	13,815	1,114

8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

The following management's discussion and analysis ("MD&A") provides a review of important events, the results of operation of CFM Corporation ("CFM" or the "Company") for the quarter ended March 27, 2004, in comparison with those for the quarter ended March 29, 2003, and a review of the financial position of CFM as at March 27, 2004. This MD&A should be read in conjunction with CFM's unaudited consolidated financial statements for the three and six months ended March 27, 2004, included elsewhere herein, and CFM's audited consolidated financial statements for the year ended September 27, 2003, included in CFM's Annual Report for 2003.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed", "expect", "anticipate", "intend", "foresee", "likely", "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed below. CFM considers the assumptions on which these forward looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in reporting currency

As previously announced, effective fiscal 2004, the Company has changed its financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar on the translation of the Company's U.S. dollar results. Management believes that this variability has caused the Company's reported financial results to be not necessarily reflective of the Company's operating performance. Management believes that reporting in U.S. dollars will reduce the variability in the Company's reported results and provide its investors and other users of its financial statements with more relevant and informative information on the Company's operating performance and financial position.

This change in reporting currency has been implemented on a prospective basis in accordance with Canadian generally accepted accounting principles as described in Note 3 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

Second quarter ended March 27, 2004
Results of operations
(all amounts are in U.S. dollars unless otherwise noted)

CFM's consolidated sales increased 11% to $109.6 million in the quarter ended March 27, 2004, compared to $98.4 million in the comparative quarter of the prior year. Excluding the impact of foreign exchange rate fluctuations on the translation of the Company's Canadian dollar revenues, sales grew by 8%. Sales grew by an additional 3% as result of the positive impact on the Company's sales caused by the weakening of the U.S. dollar against the Canadian dollar when compared to the second quarter of fiscal 2003 on the translation of the Company's Canadian dollar sales to U.S. dollars. The average exchange rate used to translate the Company's Canadian dollar revenues and expenses to U.S. dollars for the quarter ended March 27, 2004 was $0.7599, representing a 15% appreciation from the $0.6606 rate used in the second quarter of fiscal 2003.

Sales by product category and geographic segment were as follows:

	US$ million
	3 months ended	3 months ended
	March 27, 2004	March 29, 2003
Hearth and heating products	65.8	47.0
Barbeque and outdoor products	42.1	50.6
Water products	1.7	0.8
	109.6	98.4

United States	83.2	72.3
Canada	18.9	20.2
Other	7.5	5.9
	109.6	98.4

Sales of hearth and heating products were $65.8 million in the quarter, an increase of 40% or $18.8 million from the second quarter of the prior year. Excluding the impact of the weakening U.S dollar on the translation of the Company's Canadian dollar revenues, sales of hearth and heating products grew by

10

MANAGEMENT'S DISCUSSION AND ANALYSIS

37% year over year in the second quarter. Sales to specialty retail dealers and distributors increased significantly over the prior year, due primarily to strong sales in the new home construction market as well as early season shipments, resulting in a year over year sales increase of $5.6 million. Incremental sales of fireplaces and stoves from the Temco Fireplace Products ("Temco") and Century Heating Products ("Century") businesses, which were acquired in October 2003 and June 2003, respectively, were $3.7 million. In addition, the unusually high level of product returns of excess, end of season inventory from certain mass merchant retail customers that negatively impacted sales in the prior year did not occur in the second quarter of 2004. Were it not for these unusual returns, sales in the second quarter of fiscal 2003 would have been $5.2 million higher. Strong sales growth at CFM Europe also contributed to CFM's overall increase in hearth products sales.

Sales of barbeque and outdoor products were $42.1 million in the quarter, a decrease of $8.5 million or 17% from the corresponding period in the prior year. Excluding the impact of the weakening U.S. dollar on the translation of the Company's Canadian dollar revenues, sales of barbeque and outdoor products declined 18% over the prior year. Reduced sales of mid and low-priced barbeques at certain mass merchant retailers was the primary cause of this decline.

Sales of water products at Greenway Home Products ("Greenway") were $1.7 million in the quarter, double that achieved in the second quarter of fiscal 2003 due to new customer growth and expanded product placement at existing customers.

On a geographic basis, sales in the United States in the second quarter increased by $10.9 million or 15% to $83.2 million, and represented 76% of total sales compared to 73% of total sales in the second quarter of fiscal 2003. Sales in Canada amounted to $18.9 million in the quarter, compared to $20.2 million in the same quarter last year. Lower sales volumes in both hearth and barbeque products, which was only partially offset by the positive impact of the stronger Canadian dollar when compared to the first quarter of fiscal 2003 contributed to this decline. Sales in other regions grew 27% primarily due to sales growth at CFM Europe.

Gross Profit

Gross profit in the second quarter was $28.3 million, an increase of $3.4 million or 14% from the corresponding quarter in the prior year. As a percentage of sales, gross profit was 25.8%, up from 25.3% achieved in the second quarter of fiscal 2003.

Several factors affected the gross profit and gross profit as a percentage of sales in the quarter. Firstly, improved operating efficiencies at CFM's barbeque manufacturing operation in Mississauga, Ontario and the closure of other less efficient manufacturing locations as part of CFM's restructuring initiatives (see discussion under "Restructuring Costs") resulted in an increase in gross profit as a percentage of sales of 2.7% over the second quarter of the prior year. Secondly, the gross profit in fiscal 2003 was adversely affected by the unusually high level of returns of excess end of season inventory from certain mass merchant retail customers in fiscal 2003. Management estimates the effect of these returns caused a decline in gross profit as a percentage of sales of 2.4% in the second quarter of fiscal 2003. Thirdly, the 15% appreciation in the Canadian dollar against the US dollar, when compared to the value of the Canadian dollar for the second quarter of the previous year, resulted in a higher US dollar cost of Canadian manufactured goods. Management estimates that this currency impact resulted in a decline in overall gross profit as a percentage of sales of approximately 2% from those realized in the second quarter of the previous year. Fourthly, sales increases at CFM Europe and incremental sales of products from the recent acquisitions of Temco and Century, all at lower relative gross margins than the margins historically realized on sales of the Company's hearth products, contributed to a 1.3 percentage point drop in the Company's overall gross margin percentage. The remaining deterioration in the Company's gross margin

11

MANAGEMENT'S DISCUSSION AND ANALYSIS

percentage is primarily a result of a higher mix of sales in the new home construction market, which generate lower gross margins.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter were $16.8 million, down $0.3 million from $17.1 million in the corresponding period in the prior year. The appreciation in the Canadian dollar against the U.S. dollar had a negative impact on the translation of the Company's Canadian dollar expenses when compared to the second quarter of fiscal 2003. Before the impact of currency fluctuations, operating costs decreased by $1.5 million or 9%. Operating expenses as a percentage of sales decreased to 15.4% from 17.3% in the corresponding period in the prior year.

EBITDA BEFORE RESTRUCTURING COSTS*

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $11.4 million, up $3.6 million or 46% from the corresponding period in the prior year, primarily as a result of the higher sales and gross margin experienced in the quarter. EBITDA margin before restructuring costs was 10.4%, up from 7.9% in the second quarter last year. The following is a reconciliation of EBITDA before restructuring costs to net income for quarter:

	US$ million
	For the 3 months ended
	March 27, 2004	March 29, 2003

Net income for the period	0.3	2.9
Restructuring costs	6.7	-
Amortization	3.0	2.8
Interest income	(0.1)	(0.1)
Interest expense	2.3	1.4
Income taxes	(0.8)	0.8

EBITDA before restructuring costs	11.4	7.8

*EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization, restructuring costs and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Expense

Net interest expense was $2.2 million for the second quarter, which was $0.9 million higher when compared to the corresponding period in the prior year. Interest expense increased due to the higher fixed interest rate borrowing costs of 6.1% on the $125 million of senior unsecured notes issued in September and November of 2003 when compared to the average variable rate of 4.4% on the Company's borrowing under its bank credit facility in the same quarter of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources"). The interest rate on the senior unsecured notes is fixed at 6.1% for the 10 year term of the notes and management believes that this fixed rate will protect the Company from any volatility in market interest rates over the term of the notes. Management expects market interest rates to rise in the medium to long-term. The differential between the interest rates applicable under the Company's bank credit facility in fiscal 2003 and the 6.1% fixed rate under the senior unsecured notes will result in higher interest of between $0.6 million and $0.9 million for each quarter, or between $2.5 million and $2.8 million for the full year of fiscal 2004.

Restructuring Costs

As previously announced in the fourth quarter of fiscal 2003, the Company has initiated plans to restructure its operations in order to better realize benefits available from a number of acquisitions completed during the last several years. The restructuring involves the consolidation of certain facilities which served the Company's mass merchant customers and improving the Company's manufacturing operations through anticipated product line rationalization and shifting manufacturing of certain product lines to lower wage cost locations. Management remains confident of achieving its original estimate of the annualized savings from the restructuring of greater than $11 million (Cdn$15 million) and remaining within the range of its original restructuring cost estimate, including the write off of certain fixed assets and inventory, of between $22 million to $26 million (Cdn$30 million to Cdn$35 million).

As part of this restructuring, the Company has closed its manufacturing and warehousing/distribution operations in the Chicago, Illinois area which served the mass merchant channel and has consolidated those activities into its existing facility in Joplin, Missouri. The Company has also consolidated the order processing, customer service, technical support and other administrative functions supporting the Company's U.S. mass merchant customers into its Canadian mass merchant operations in Mississauga, Ontario. The transfer of hearth accessories manufacturing activities from the Chicago area to Joplin, Missouri and the transfer of the administrative functions to Mississauga, were completed at the end of the second quarter. Certain of the Company's warehousing/distribution facilities in the Chicago area were closed in the quarter and inventory moved to other locations. With the anticipated completion of a new warehousing facility in Joplin at the end of May, the remaining warehouse facilities in the Chicago area will be closed and remaining inventory moved to Joplin.

Other restructuring activities to rationalize product lines and shift manufacturing of certain production lines to lower wage cost locations were commenced near the end of the quarter. This rationalization and transfer of product lines is ongoing and is expected to be completed during the fourth quarter. Currently, the restructuring programs are progressing as planned and management expects all restructuring activities to be completed by the end of fiscal 2004.

13

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of March 27, 2004, the following restructuring costs had been incurred:

(US$ millions)	Costs for the	Costs for the six	Costs for Restructuring
	quarter ended	months ended	project to date
	March 27, 2004	March 27, 2004

Provision for severance and	0.9	1.4	1.6
benefits
Asset impairment costs	2.4	2.8	8.4
Other costs	3.4	3.7	3.7
Total costs	6.7	7.9	13.7

Of the $13.7 million of restructuring costs incurred to date, $5.3 million represents cash costs of which $4.5 million has been paid.

Net Income

Net income for the quarter ended March 27, 2004 was $0.3 million compared to the $2.9 million net income realized in the corresponding period in the previous year. The decline was due to restructuring costs of $6.7 million incurred in the quarter. Net income for the quarter before restructuring costs was $4.3 million.

Earnings Per Share

Earnings per share ("EPS") decreased to $0.01 from $0.07 in the second quarter of fiscal 2003 due to lower net income, as described above. Earnings per share before restructuring costs** were $0.11, compared to $0.07 earned in the corresponding period in the prior year. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the quarter:

	US$ million
	For the 3 months ended
	March 27, 2004		March 29, 2003

	Earnings	EPS	Earnings	EPS

Net income	0.3	0.01	2.9	0.07
Restructuring costs	6.7	0.17	-	-
Income tax related to restructuring costs	(2.7)	(0.07)	-	-

Earnings before restructuring costs	4.3	0.11	2.9	0.07

The weighted average number of shares outstanding increased to 40,270,000 from 39,963,000 primarily as a result of the full year effect of shares issued in the second quarter of fiscal 2003 as part of the first deferred payment in connection with the acquisition of Greenway and as a result of shares issued on the exercise of stock options net of the repurchases under the Company's Normal Course Issuer Bid during the quarter.

14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Diluted EPS decreased to $0.01 or 86% from $0.07 in the second quarter of fiscal 2003 as a result of lower overall earnings per share.

**Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Cash Flow

In the quarter, CFM consumed $9.6 million in cash flow in its operations, consumed $2.2 million in investing activities and used another $13.3 million from financing activities. The effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents generated cash of $0.2 million. The net effect of the above resulted in a net decrease in cash during the quarter of $24.9 million.

The $9.6 million in cash consumed by CFM in its operations during the quarter ended March 27, 2004 compares to $24.1 million consumed in the second quarter ended March 29, 2003, a decrease of $14.5 million or 60%. This significant decrease is due to a lower increase in non-cash working capital when compared to the same period a year ago.

CFM's cash consumption in the second quarter reflects the mid-season barbeque sales cycle, and the preseason hearth products sales. Investment in working capital for the barbeque manufacturing operations is at a high point as seasonal sales have not been converted to cash and inventories remain high to fulfill spring orders. With respect to hearth products, an investment in working capital and inventories is required for the increased sales volume in the third and fourth quarter. In the second quarter of fiscal 2004, CFM's barbeque inventory build was lower than the prior year due to reduced sales of mid-priced barbeques at certain mass merchant customers. This, in turn, resulted in lower payments to vendors in the quarter when compared to a year ago.

Cash flows from investing activities were $2.2 million for the quarter ended March 27, 2004 due primarily to capital investments.

Financing activities consumed an additional $13.3 million in cash with net borrowings decreasing $7.7 and an additional $5.4 million used to repurchase shares under the Company's normal course issuer bid. With the objective of maximizing return on capital employed, the Company repurchased and cancelled 693,400 shares at an average price of $7.73 (Cdn$10.28) per share during the quarter. The Company received $0.1 million in the quarter from employees exercising stock options to purchase common shares of the Company.

15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six months ended March 27, 2004
Results of operations
(all amounts are in U.S. dollars unless otherwise noted)

CFM's consolidated sales for the six months ended March 27, 2004 were $228.7 million, a 7% increase over the first six months of fiscal 2003. Excluding the impact of exchange rate fluctuations on the translation of the Company's Canadian dollar revenues, sales grew by 4%. Sales grew by an additional 3% as result of the positive impact on the Company's sales caused by the weakening of the U.S. dollar against the Canadian dollar when compared to the first six months of fiscal 2003 on the translation of the Company's Canadian dollar sales to U.S. dollars. The average exchange rate used to translate the Company's Canadian dollar revenues and expenses to U.S. dollars for the six months ended March 27 2004 was $0.7592, representing a 17% appreciation from the $0.6484 rate used in the prior year.

Sales by product category and geographic segment were as follows:

	US$ million
	6 months ended	6 months ended
	March 27, 2004	March 29, 2003
Hearth and heating products	167.9	145.1
Barbeque and outdoor products	55.4	64.6
Water products	5.4	3.2
	228.7	212.9

United States	173.8	164.3
Canada	38.2	36.6
Other	16.7	12.0
	228.7	212.9

Sales of hearth and heating products were $167.9 million for the six months ending March 27, 2004, an increase of 16% or $22.8 million from the prior year. Excluding the impact of the weakening U.S dollar on the translation of the Company's Canadian dollar revenues, sales of hearth and heating products grew by 13% year over year in the six months ended March 27, 2004. Increased sales to specialty retail dealers and distributors, primarily as a result of strong sales in the new home construction market in the second quarter as well as early season shipments in the second quarter, resulted in a year over year increase of $7.7 million. As well, incremental sales of Temco and Century products, contributed $10 million to the significant year over year increase in sales. Sales growth at CFM Europe during the first half of the year also contributed to the overall increase in hearth and heating products sales. In addition, hearth sales in the prior year were adversely affected by an unusually high level of product returns of excess, end of season inventory from certain mass merchant retail customers primarily in the second quarter of fiscal 2003. This unusually high level of sales returns did not occur in 2004. Were it not for this unusually high level of product returns, sales in the first six months of fiscal 2003 would have been approximately $7.0 million higher. The previously announced loss of placement of certain hearth products for the 2003/04 selling season with a major mass merchant customer resulted in hearth products sales volume in the first half of the year being lowered by approximately $6.8 million when compared to the first six months of fiscal 2003.

Sales of barbeque and outdoor products were $55.4 million for the six months ended March 27, 2004, a decrease of $9.2 million or 14% from the corresponding period in the prior year. Excluding the impact of the weakening U.S. dollar on the translation of the Company's Canadian dollar revenues, sales of barbeque and outdoor products declined 16% over prior year. Reduced sales of mid-priced barbeques at certain mass merchant retailers was the primary cause of this decline.

16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales of water products at Greenway Home Products ("Greenway") were $5.4 million for the six months ended March 27, 2004, an increase of 70% from the first six months of fiscal 2003, due to new customer growth and expanded product placement at existing customers.

On a geographic basis, sales in the United States in the six months ended March 27, 2004 of $173.8 million were up by $9.5 million or 6% over the prior year, and represented 76% of total sales, consistent with the corresponding period in the prior year. Sales in Canada amounted to $38.2 million in the period, up from $36.6 million in the same quarter last year. The increase in Canadian sales was due to the positive impact of the stronger Canadian dollar on the translation of the Company's Canadian dollar sales when compared to the prior year which was partially offset by a decrease in sales volumes. Sales in other regions grew 38% primarily due to sales growth at CFM Europe.

Gross Profit

Gross profit in the six months ended March 27, 2004 was $59.0 million, a decrease of $2.3 million or 4% from the corresponding period in the prior year. As a percentage of sales, gross profit was 25.8%, down from 28.8% achieved in the corresponding period of fiscal 2003.

Several factors contributed to the decrease in gross profit and gross profit as a percentage of sales in the period. Firstly, as a significant portion of the products sold in the United States were manufactured in the Company's Canadian operations, the 17% appreciation in the Canadian dollar against the US dollar, when compared to the value of the Canadian dollar for the same period in the previous year, resulted in a higher US dollar cost of these Canadian manufactured goods. Management estimates that this currency impact resulted in a decline in overall gross profit as a percentage of sales of approximately 2% from the gross profit percentage in the corresponding period of the previous year. Secondly, sales increases at CFM Europe and incremental sales of products from the recent acquisitions of Temco and Century, all at lower relative gross profit margins than the margins historically realized on the sale of the Company's hearth products, as well as a shift in the mix of hearth product sales in North America to lower gross margin products, together with increased distribution costs, contributed to a further decline in gross profit of approximately 2% as a percentage of sales.

Selling, Administrative, Research and Development Expenses

Operating expenses for the six months ended March 27, 2004 were $36.0 million, up $2.4 million or 7% in comparison with the corresponding period in the prior year. The appreciation in the Canadian dollar against the U.S. dollar had a negative impact of approximately $2.6 million on the translation of the Company's Canadian dollar expenses when compared to the same period in fiscal 2003. Before the impact of currency fluctuation operating costs decreased by $0.2 million. Operating expenses as a percentage of sales were 15.7% compared to 15.8% in the corresponding period in the prior year.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA BEFORE RESTRUCTURING COSTS*

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $23.0 million, down $4.7 million or 17% from the corresponding period in the prior year, as a result of the lower gross margin and higher operating expenses incurred in the six months ending March 27, 2004. EBITDA margin before restructuring costs was 10.1%, down from 13% in the corresponding period last year. The following is a reconciliation of EBITDA before restructuring costs to net income for six months ended:

	US$ million
	For the 6 months ended
	March 27, 2004	March 29, 2003

Net income for the period	4.3	13.4
Restructuring costs	7.9	-
Amortization	5.9	5.4
Interest income	(0.2)	(0.1)
Interest expense	4.2	2.6
Income taxes	.9	6.4

EBITDA before restructuring costs	23.0	27.7

*EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization, restructuring costs and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Expense

Net interest expense was $4.0 million for the six months ended March 27, 2004, which was $1.5 million higher when compared to the corresponding period in the prior year. Interest expense increased due to the higher fixed interest rate borrowing costs of 6.1% on the $125 million of senior unsecured notes issued in September and November of 2003 when compared to the average variable rate of 4.4% on the Company's borrowing under its bank credit facility in the corresponding period of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources").

Net Income

Net income for the six months ended March 27, 2004 was $4.3 million, down 68% from $13.4 million in the corresponding period in the previous year. The decline was primarily due to restructuring costs of $7.9 million incurred in the period and the effect of the strengthening Canadian dollar on sales and expenses. Net income before restructuring costs for the six month period was $9.0 million, compared to $13.4 million in the first half of fiscal 2003.

Earnings Per Share

Earnings per share ("EPS") decreased to $0.11 from $0.33 in the same period of fiscal 2003 due to lower net income, as described above. Earnings per share before restructuring costs** were $0.22, compared to $0.33 earned in the corresponding period in the prior year. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the six month period:

	US$ million
	For the 6 months ended
	March 27, 2004		March 29, 2003

	Earnings	EPS	Earnings	EPS

Net income	4.3	0.11	13.4	0.33
Restructuring costs	7.9	0.19	-	-
Income tax related to restructuring costs	(3.2)	(0.08)	-	-

Earnings before restructuring costs	9.0	0.22	13.4	0.33

The weighted average number of shares outstanding increased to 40,337,000 from 40,176,000 primarily as a result of the full year effect of shares issued in the second quarter of fiscal 2003 as part of the first deferred payment in connection with the acquisition of Greenway and as a result of shares issued on the exercise of stock options net of the repurchases under the Company's Normal Course Issuer Bid during the quarter.

Diluted EPS was $0.11 compared to $0.32 in the first six months of fiscal 2003 as a result of lower overall earnings per share.

**Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before

19

MANAGEMENT'S DISCUSSION AND ANALYSIS

restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Cash Flow

In the six months ended March 27, 2004, CFM generated $16.7 million in cash flow from operations, consumed $11.6 million in investing activities and consumed another $4.4 million from financing activities. The effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents resulted in a further $0.3 million use of cash. The net effect of the above resulted in a net increase in cash during the period of $0.4 million.

The $16.7 million in cash flow from operations generated by CFM in the six months ended March 27, 2004 compares to $20.5 million generated in the corresponding period in fiscal 2003, a decrease of $3.8 million. This significant decrease is primarily due to lower net income realized this year offset by a larger reduction in non-cash working capital when compared to the same period a year ago.

As is typical for CFM, the investment in accounts receivable was at a high point at the end of fiscal 2003 following strong hearth and heating sales in the fourth quarter. The collection of these receivables over the first and second quarter resulted in a significant generation of cash. Investment in inventories have increased since the end of fiscal 2003 but at a lower rate than the first six months of the prior year as the build-up of barbeque inventories was lower in fiscal 2004 due to reduced sales of mid-priced barbeques with certain mass merchant customers. A larger amount of cash was consumed for vendor payments in the six months ended March 27, 2004 than in the first half of fiscal 2003 due to timing of payments to these vendors .

Cash flows used in investing activities were $11.6 million for the six months ended March 27, 2004. On October 8, 2003, CFM acquired Temco for total cash consideration of $7.2 million. In addition, capital expenditures during the period amounted to $4.0 million.

Financing activities consumed an additional $4.4 million in cash with net borrowings increasing $1.7 million and an additional $5.4 million used to repurchase shares under the Company's Normal Course Issuer Bid. With the objective of maximizing return on capital employed, the Company repurchased and cancelled 693,400 shares at an average price of US$7.73 (CDN$10.28) per share in the first half of fiscal 2003. In the six months ending March 27, 2004, the Company received $0.2 million from employees exercising stock options to purchase common shares of the Company.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Position, Liquidity and Capital Resources

The seasonal nature of the hearth and heating market and the barbeque market in which CFM operates impacts the Company's cash flows and investment in working capital. In both categories, pre-season inventories are built in order to meet the seasonal demands of the Company's customers, which inventories are then converted to accounts receivable as those inventories are sold through the season and ultimately converted to cash as the accounts receivable are collected. To support the seasonal demands in its hearth and barbeque businesses, the Company has and will continue to be required to make pre-seasonal investments in working capital; however, as the barbeque selling season is counter-seasonal to the Company's traditional hearth business, the additional investment in barbeque-related working capital generally occurs as investment in hearth-related working capital is falling to its lowest point in the cycle and vice versa. Water products tend to be a less seasonal product category than hearth and barbeque products; however, retailers generally advertise and promote water products to the consumer for the summer and pre-Christmas periods. As a consequence, inventories of water products are built in advance of those periods to meet the anticipated demand.

With respect to the seasonal barbeque cycle as of the end of the Company's second quarter, most preseason shipments of barbeques and barbeque accessories will have taken place but high levels of inventory will remain on hand to fill the remaining pre-season customer requirements and replenishment orders through the summer months. In addition, shipments to fill early season hearth sales generally begin near the end of the Company's second quarter. Accordingly, the Company's working capital at the end of its second quarter is typically at a higher point when compared to other periods during the year as a significant portion of barbeque inventory as well as some pre-build of hearth inventory has been built to support third quarter sales. Consolidated net working capital* at March 27, 2004 was $123.9 million compared to $124.1 million at September 27, 2003 and $126.2 million at March 29, 2003. Working capital is down $2.3 million at March 27, 2004 when compared to the same period a year ago, primarily due to lower barbeque inventories resulting from reduced sales of mid priced grills.

As part of its capital management, the Company reviews certain working capital metrics. The number of days sales outstanding represented by accounts receivable was 65 days as at March 27, 2004, which compares to 66 days at the end of for the first quarter, 65 days at September 27, 2003 and 66 days as at March 29, 2003. Inventory turnover is 4.3 turns as at March 27, 2004 which has improved slightly over last quarter's turns of 4.0. When compared to the turnover for same period in fiscal 2003, inventory turns have improved from 3.7 turns.

Management expects the Company's investment in working capital to increase through the third quarter as hearth inventories are built in anticipation of the upcoming hearth season that extends through the third and fourth quarters and into the first quarter of fiscal 2005.

Net bank debt * at March 27, 2004 was $119.8 million, up $7.0 million from fiscal 2003 year end due primarily to higher working capital requirements. CFM was capitalized* as at March 27, 2004 with net bank debt to total capitalization of 33%.

In the fourth quarter of fiscal 2003, CFM completed the sale of $125 million of senior unsecured notes through a private placement. With long-term interest rates in fiscal 2003 reaching their lowest levels in 45 years, management took advantage of the lower rates to secure long-term cost effective debt financing. The notes were issued in two series with funding on the first series of $60 million occurring on September 12, 2003 and funding on the second series of $65 million occurring on November 21, 2003. The proceeds

21

MANAGEMENT'S DISCUSSION AND ANALYSIS

from the sale of these notes were used principally to repay debt under CFM's existing bank credit facilities and for general corporate purposes. The notes have a fixed coupon rate of 6.1% and ten-year maturities with a bullet payment of principal to occur at maturity.

In conjunction with the issue of the long-term notes referred to above, CFM and its banking syndicate amended and extended its existing syndicated bank credit facilities. Effective November 25, 2003, these credit facilities were amended to provide up to Cdn$190 million in revolving term debt for a period which extends to November 25, 2006. The unused and available credit under the amended credit facility at March 27, 2004 stood at Cdn$177 million.

CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, as well as to pay interest under its bank credit facility, service its debt and fund share purchases under its issuer bid. In addition, the restructuring recently initiated by the Company as discussed above, will place additional demand on the Company's capital resources in fiscal 2004; however, most of the costs anticipated as part of this restructuring relate to the write down of assets to reflect potential impairment in the value of those assets and do not involve cash. In addition, the Company currently sources certain of its products from Asia and has plans to source or manufacture more of its products from Asia. This Asian sourcing often requires the Company to put letters of credit in place in advance of the manufacture of products in Asia, which typically remain in place until the Asian supplier ships the products or until CFM pays amounts owing to that supplier. While the Company's cash is not affected while these letters of credit are in place, these contingent liabilities are drawn on the Company's bank credit facilities and as such, reduces the available credit under those facilities. In order to meet its cash requirements and requirements for letters of credit in fiscal 2004, CFM intends to use internally generated funds as well as the proceeds from the sale of the unsecured notes and its amended credit facilities, as required. Management believes that cash flow from operations, the proceeds from the sale of the unsecured notes and capacity under the credit facilities will be sufficient to meet CFM's cash and letter of credit requirements over the remainder of fiscal 2004.

CFM was in compliance with all covenants under its existing bank credit facility and unsecured notes as at March 27, 2004. While the restructuring is anticipated to reduce earnings and, as a result, impact cash flows and borrowing levels in fiscal 2004, management is confident the Company will remain in compliance with its debt covenants throughout 2004 and have access to sufficient levels of financing to operate and grow the Company's business

*Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness plus senior unsecured noted less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders' equity. Capitalization is presented as a measure of the Company's total financing structure.

Net working capital is defined as accounts receivable, inventory and prepaid expenses less accounts payable and accrued liabilities and taxes payable net of any taxes recoverable. Net working capital is presented because it is a widely accepted measure of the extent to which a company has net current assets available to support its operations.

Net bank debt, capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and Uncertainties

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry including: general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 9, 2004 and filed with Canadian and U.S. securities regulatory authorities and commissions.

Outlook

As indicated in the Company's previous MD&A for the period ended September 27, 2003, fiscal 2004 will be a year of transition for CFM as it undertakes its planned restructuring initiatives. While the charges relating to this restructuring have, and will, continue to affect the Company's operating results for the remainder of the year, the restructuring is currently on schedule and within budget and management remains confident these initiatives will be completed on time in fiscal 2004 and within the previously announced restructuring cost estimates. Management believes that CFM remains well positioned to achieve its objectives for the current fiscal year and that the completion of the restructuring initiatives will place the Company on a stronger foundation from which to achieve its future growth objectives.

23

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

As at	March 27,	March 29,	Sept. 27,
	2004	2003	2003
	$	$	$
ASSETS
Current
Cash and cash equivalents	13,815	1,114	13,386
Accounts receivable	78,014	73,948	106,520
Inventory	87,558	97,130	79,602
Prepaid and other expenses	4,109	3,427	1,946
Income taxes Recoverable	5,028	3,825	-
Future income taxes	12,638	9,001	13,057
Total current assets	201,162	188,445	214,511
Capital assets, net	76,459	76,104	75,228
Other assets (note 5)	5,543	4,048	5,310
Goodwill, net (note 6)	166,297	151,168	160,888
Intangible assets (note 6)	5,306	5,173	5,399
Future income taxes	644	372	749
Total assets	455,411	425,310	462,085

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	289	8,198	10,548
Accounts payable and accrued liabilities	50,790	52,146	61,657
Current portion of long-term debt	-	10,240	8,198
Current portion of note payable	2,143	8,409	4,944
Income taxes payable	-	-	2,288
Future income taxes	1,497	(9)	1,462
Total current liabilities	54,719	78,984	89,097

Long-term debt (note 7)	133,346	99,035	107,424
Note payable	2,143	-	2,101
Future income taxes	19,239	19,717	18,652
Total liabilities	209,447	197,736	217,274

Minority interest	-	27	29

Shareholders' equity
Share capital (note 8)	104,326	103,253	106,204
Contributed surplus (note 8)	45	-	-
Retained earnings	123,824	112,023	122,786
Cumulative translation adjustment	17,769	12,271	15,792
Total shareholders' equity	245,964	227,547	244,782

Total liabilities and shareholders' equity	455,411	425,310	462,085
(Thousands of common shares and options)
Common shares issued and outstanding	39,745	39,984	40,400
Stock options outstanding	3,479	3,409	3,464
Stock options exercisable	1,161	710	1,206

See accompanying notes

24

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Six Months Ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
	$	$	$	$

Sales	109,597	98,363	228,697	212,897
Cost of sales	81,339	73,499	169,715	151,610
Gross profit	28,258	24,864	58,982	61,287

Expenses
Selling and administrative, research and development
	16,845	17,059	35,969	33,612
(notes 5 & 14)
Amortization	3,033	2,788	5,907	5,391
Interest income	(85)	(65)	(145)	(91)
Interest expense	2,270	1,348	4,192	2,614
Restructuring costs (note 13)	6,684	-	7,885	-
	28,747	21,130	53,808	41,526

Income before income taxes	(489)	3,734	5,174	19,761
Income taxes (note 9)	(804)	803	885	6,360
Net income for the period	315	2,931	4,289	13,401

Retained earnings, beginning of period	126,760	110,246	122,786	102,060
Premium on repurchased common shares	(3,251)	(1,154)	(3,251)	(3,438)

Retained earnings, end of period	123,824	112,023	123,824	112,023

Earnings per share (note 10)	0.01	0.07	0.11	0.33

Diluted earnings per share (note 10)	0.01	0.07	0.11	0.32

See accompanying notes

25

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Six Months Ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
	$	$	$	$
Cash flows from operating activities
Net income for the period	315	2,931	4,289	13,401
Add (deduct) items not involving cash
Amortization	3,033	2,788	5,907	5,391
Future income taxes	1,264	(139)	1,477	(154)
Minority interest	-	3	-	20
(Gain)/Loss on disposal of capital assets	(5)	1	11	10
Non-cash stock compensation (note 8)	28	-	28	-
Non-cash interest on Keanall note payable		54	12	117
Restructuring costs (note 13)	2,360	-	2,774	-
	6,995	5,638	14,498	18,785

	(16,604)	(29,717)	2,247	1,728
Change in non-cash working capital (note 11)
Cash flows provided by (used in) operating activities	(9,609)	(24,079)	16,745	20,513

Cash flows from investing activities
Acquisitions, net of cash acquired (note 4)	(188)	(232)	(7,615)	(230)
Purchase of capital assets	(1,982)	(2,902)	(3,993)	(5,262)
Development costs	(14)	(8)	(27)	(196)
Proceeds on disposal of capital assets	9	15	9	26
Cash flows used in investing activities	(2,175)	(3,127)	(11,626)	(5,662)

Cash flows from financing activities
Proceeds from private placement debt (note 7)	-	-	65,000	-
Repayment of non-revolving term facility	-	(2,424)	-	(8,494)
Revolving term facility, net	(777)	29,795	(49,149)	1,423
Bank indebtedness	(5,939)	(8,152)	(10,391)	(4,910)
Repayment of note payable	(944)	(2,478)	(3,789)	(4,866)
Deferred financing costs	(413)	-	(916)	-
Repurchase of common shares (note 8)	(5,361)	(1,724)	(5,361)	(5,184)
Issuance of common shares (note 8)	102	346	230	415
Cash flows provided by (used in) financing activities	(13,332)	15,363	(4,376)	(21,616)
Effect of foreign currency translation on cash
and cash equivalents	201	335	(314)	449
Net increase (decrease) in cash and cash equivalents
during the period	(24,915)	(11,508)	429	(6,316)
Cash and cash equivalents, beginning of period	38,730	12,622	13,386	7,430
Cash and cash equivalents, end of period	13,815	1,114	13,815	1,114
Supplementary cash flow information:
Cash taxes paid	2,643	4,647	5,400	11,309
Cash interested paid	2,008	1,196	2,880	2,282

See accompanying notes

26

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited consolidated financial statements except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective fiscal 2004 and the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Stock-based Compensation and Other Stock-based Payments as discussed in note 3. These unaudited interim consolidated financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 27, 2003. Due to seasonality of the Company's business, a statement of financial position as at March 29, 2003 has been included for comparative purposes.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

Stock-based Compensation and Other Stock-based Payments

Effective fiscal 2004, the Company adopted the revised CICA Handbook Section 3870, "Stock-based

Compensation and Other Stock-based payments" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted during fiscal 2004 and accordingly, has recorded compensation expense. Prior to fiscal 2004, the Company accounted for its employee stock options using the intrinsic method and no compensation expense was recognized. For awards granted in 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for the employee stock options under the fair value method.

27

U.S. Reporting Currency

Effective fiscal 2004, the Company's reporting currency has been changed to the U.S. dollar from the Canadian dollar. The Company has restated all amounts presented into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. The rates utilized in the preparation of the comparative consolidated financial statements are as follows:

		For the Quarter ending
	March 27, 2004		March 29, 2003
Statement of Operations and
Statement of Cash Flow	0.7599		0.6606

		As at
	March 27, 2004	September 27, 2003	March 29, 2003
Statement of Financial Position
	0.7585	0.7392	0.6793

4. ACQUISITIONS

a) Temtex Industries, Inc.

On October 8, 2003, the Company acquired certain assets of Temco Fireplace Products, Inc., as well as all of the shares of Temcomex S.A. de C.V. ("Temcomex"), a Mexican corporation, both subsidiaries of Temtex Industries, Inc. ("Temtex"). Temcomex, located in Mexicali, Mexico manufactures wood-burning and gas fireplaces. The Company satisfied the purchase price by a cash payment, including acquisition costs of $7,210.

The results of operations from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended March 27, 2004. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$

Current assets acquired	3,939
Long term assets acquired	1,327
Current liabilities assumed	(533)
Goodwill	2,477
7,210

Consideration:

Cash, including acquisition costs	7,210

28

b) Greenway Home Products Inc.

Effective October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. In October 2002, the Company satisfied the purchase price by a cash payment, including acquisition costs of $839. Additional contingent consideration not to exceed Cdn $35,000 will be paid based on the earnings performance of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 and was satisfied on April 24, 2003 with a $1,217 cash payment and the issuance of 126,494 shares of the Company valued at $1,282. The fair value of the Company's common shares was $10.13 (Cdn $14.75) per share representing the average market price on the payment date. The remaining contingent consideration will be payable if the earnings of Greenway reach stipulated level and any such consideration will not exceed Cdn $31,458. All future contingent consideration paid will be recorded to goodwill.

The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$

Current assets acquired	3,133
Long term assets acquired	87
Current liabilities assumed	(3,142)
Goodwill	2,436
2,514

Consideration:

Cash, including acquisition costs (net of cash acquired of $843)	1,232
Share capital issued	1,282
2,514

None of the goodwill is tax deductible.

c) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbecues. The Company satisfied the purchase price by a cash payment, including acquisition costs, of $10,275 and the issuance of 195,366 common shares of the Company valued at $2,022. The fair value of CFM shares was $10.35 (Cdn $15.88) representing the average market price on the announcement date. Additional contingent consideration, not to exceed $12,300, is in the process of being determined and will be paid by way of a non-interest bearing promissory note payable. Management has estimated the discounted value of the contingent consideration to be $4,322 which has been recorded as goodwill. The results of the operations of TGO from the date of acquisition are included in the Company's consolidated statement of operations from the date of acquisition.

29

The following is a summary of the acquisition representing the final values assigned and consideration given:

$

Current assets acquired	11,103
Long term assets acquired	1,849
Current liabilities assumed	(8,999)
Goodwill	12,666
16,619

Consideration:

Cash, including acquisition costs	10,275
Unsecured note payable	4,322
Share capital issued	2,022
16,619

It is estimated that goodwill of $5,392 is tax deductible.

5. OTHER ASSETS

Other assets consist of the following (net of amortization):

	As at March 27,	As at March 29,	As at September 27,
	2004	2003	2003
Deferred barbecue facility
start-up costs	1,478	1,888	1,747
Deferred development costs	1,205	1,178	1,175
Deferred financing costs	2,764	775	2,200
Other	96	207	188
	5,543	4,048	5,310

Changes in the carrying amount of other assets for the quarter ended March 27, 2004 were:

	Deferred
	barbecue	Deferred	Deferred	Other
	facility start-up	development	financing	deferred
	costs	costs	costs	costs
Balance as at September 27, 2003	1,747	1,175	2,200	188
Additions	-	160	916	27
Amortization	(315)	(161)	(292)	(122)
Foreign currency translation	46	31	(60)	3
Balance as at March 27, 2004	1,478	1,205	2,764	96

Research and development expenses for the quarter ended March 27, 2004 were $1,563 (2003 - $1,491) and on a year-to-date basis were $3,148 (2003 - $2,727)

30

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

Amortization of deferred barbecue facility start up costs in the quarter was $158 (2003 - $137).

Additions to deferred development costs in the quarter were $14 (2003 - $9). Amortization of deferred development costs in the quarter was $81 (2003 - $107).

Additions to deferred financing costs in the quarter consisted of $413 of financing fees associated with long-term debt.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the three months ended March 27, 2004 were:

Total

Balance as at September 27, 2003	160,888
Adjustments to the purchase price of TGO	837
Goodwill acquired on the purchase of Temtex	2,477
Foreign currency translation	1,725
Other	370
Balance as at March 27, 2004	166,297

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and is being amortized over the twenty-two year lease term.

Trademarks include a British hearth trademark acquired in 2002.

	March 27, 2004	March 29, 2003	September 27, 2003
Leasehold Rights
Cost	4,870	4,870	4,870
Accumulated amortization	1,420	1,199	1,310
Net book value	3,450	3,671	3,560
Trademarks	1,223	1,055	1,122
Other	633	447	717
	5,306	5,173	5,399

Amortization expense of intangible assets for the quarter ended March 27, 2004 was $57 (2003- $121) and on a year-to-date basis was $112 (2003 - $238).

31

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

7. LONG-TERM DEBT

On November 21, 2003 proceeds of $65,000 were received on Senior Unsecured Notes Series B issued on September 12, 2003, in addition to the proceeds of $60,000 on Senior Unsecured Notes Series A received on September 12, 2003. Both Series of notes are for a ten-year period with a fixed interest rate of 6.1% payable semiannually. Principal repayments are due at maturity.

The proceeds from the Senior Unsecured Notes were used to repay the non-revolving term credit facility that was subsequently cancelled. The remaining proceeds were used to repay outstanding revolving operating loans.

Effective November 25, 2003, the Company's syndicated credit agreement was amended and extended in conjunction with the issuance of the unsecured notes referred to above. The amended facility consists of revolving term debt of up to $145,327 (CDN$190,000) and expires on November 26, 2006. As at March 27, 2004 $9,623 (Cdn $12,687) was outstanding under this facility.

8. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

[a]      Issued and outstanding
	Number of shares	Amount
	#	$
	[in thousands]

Balance September 27, 2003	40,400	106,204
Options exercised	31	187
Employee share purchase plan	7	43
Shares repurchased and cancelled [i]	(693)	(2,108)
Balance March 27, 2004	39,745	104,326

  On January 28, 2004, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing January 30, 2004 during the next twelve-month period. The Company purchased and cancelled 693,400 shares during the quarter ended March 27, 2004 at an average price of US$7.73 (Cdn $10.28). The excess paid over the average cost per share has been charged to retained earnings.

[b]     Stock options

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at March 27, 2004, a total of 789,086 common shares are available for future option grants. All stock and stock option prices are quoted in Canadian dollars.

32

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

A summary of the Stock Option Plan as of March 27, 2004 and changes during the six months ended is presented below:

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 27, 2003	3,463,574	10.37	1,205,999
Granted	110,000	10.85
Exercised	(31,332)	7.93
Forfeited	(63,334)	11.94
Outstanding at March 27, 2004	3,478,908	10.38	1,160,538

A summary of options outstanding at March 27, 2004 is as follows:

Total Options Outstanding				Total Options Exercisable

Number of	Range of	Weighted	Weighted	Number of	Weighted
Options	Exercise	Average	Average	Exercisable	Average
Outstanding	Prices	Exercise	Remaining	Options	Exercise
		Price	Life		Price

2,264,410	6.25 - 10.00	8.97	4.85	843,782	7.86
1,214,498	11.25 - 14.00	13.02	4.32	316,756	12.85

The closing market value of the Company's common stock at March 27, 2004 was $10.47.

Effective fiscal 2004, the Company adopted the revisions to Section 3870, which require a fair value method of accounting to be applied to all stock-based payments to employees. This revision was adopted prospectively. For all options issued to employees in fiscal 2004, the Company employs a fair value based method of accounting and recognized compensation cost and a related credit to contributed surplus over the vesting period of the options. Compensation expense recorded for the 110, 000 options granted, is US$45 for the six months ended March 27, 2004. The fair value of all options granted in the year has been estimated, using the Black-Scholes method and the following weighted average assumptions:

For the six months
ended March 27, 2004
Risk-free interest rate	4.23%
Average expected life (years)	5
Expected volatility	0.443
Expected dividend yield	-

The weighted average fair value of options granted in the period is Cdn $4.82.

33

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

No compensation expense was recognized in fiscal 2003 for options granted in the year. However, had compensation cost been determined for the options granted in 2003 based on the fair value method of accounting for stock-based compensation, the Company's interim net income and earning per share would be reduced to the proforma amount indicated below:

	For the three months	For the six months
	ended March 27, 2004	ended March 27, 2004

Net income for the quarter:
As reported	315	4,289
Proforma	127	3,886

Net income per share as reported:
Basic	0.01	0.11
Diluted	0.01	0.11

Proforma net income per share:
Basic	0.00	0.10
Diluted	0.00	0.10

9. INCOME TAXES

The Company's effective income tax rates for the six months ended March 27, 2004 and March 29, 2003 were as follows:

	For the six months ended
	March 27, 2004	March 29, 2003

Combined Canadian
federal and provincial tax rate	36.25	37.14

Income taxes at different rates
in foreign jurisdictions	(24.42)	(6.03)

Permanent differences and other	5.27	1.07

	17.10	32.18
	====	====

34

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

10. EARNINGS PER SHARE

Basic earnings per share have been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding.

	For the three		For the six
	months ended		months ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003

Earnings (loss) for period	315	2,931	4,289	13,401

Weighted average number of
shares outstanding	40,270	39,963	40,337	40,176
Basic earnings (loss) per share	0.01	0.07	0.11	0.33

Diluted earnings per share
Weighted average number of
shares outstanding	40,270	39,963	40,337	40,176
Add: Dilutive effect of stock
options	197	946	216	785
Adjusted weighted average
number of shares outstanding	40,467	40,909	40,553	40,961
Diluted earnings per share	0.01	0.07	0.11	0.32

35

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

11. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended		For the six months ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003

Accounts receivable	376	(3,263)	32,100	27,490
Inventory	(7,415)	(11,367)	(9,474)	(18,571)
Prepaid and other
expenses	717	118	(2,038)	(754)
Other assets	(60)	(162)	120	(259)
Accounts payable and
accrued liabilities	(4,109)	(11,063)	(11,010)	(1,013)
Income taxes payable	(6,113)	(3,980)	(7,451)	(5,165)
	(16,604)	(29,717)	2,247	1,728

12. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbecue and outdoor products and water dispensing and purification products. In light of the growth and significance of barbecue and outdoor products to the overall revenue of CFM and the Company's entry into the water products category, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business.

	For the three		For the six
	months ended		months ended
	March 27,	March 29,	March 27,	March 29,
	2004	2003	2004	2003
Net External Sales
Hearth & Heating Products	65,766	46,955	167,896	145,091
Barbeque & Outdoor Products	42,156	50,572	55,368	64,620
Water Products	1,675	836	5,433	3,186
	109,597	98,363	228,697	212,897

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

36

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

External sales for the three months ended:

	United
	States	Canada	Other	Total

March 27, 2004	83,232	18,891	7,474	109,597
March 29, 2003	72,287	20,209	5,867	98,363

External sales for the six months ended:
	United
	States	Canada	Other	Total

March 27, 2004	173,810	38,247	16,640	228,697
March 29, 2003	164,281	36,571	12,045	212,897

Capital assets, goodwill and intangibles:
	United
	States	Canada	Other	Total

As at March 27, 2004	182,332	57,680	8,050	248,062
As at March 29, 2003	177,721	47,796	6,928	232,445

37

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

13. RESTRUCTURING COSTS

The Company is proceeding with a restructuring of its operations to streamline operating processes and consolidate facilities which serve the Company's mass merchant customers and improve its manufacturing operations through anticipated product line rationalization and through the movement of certain product lines to lower wage cost locations. The restructuring began in the fourth quarter of fiscal 2003 and will be completed in stages. It will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Currently management expects the restructuring activities to be completed by the end of fiscal 2004.

Actual and forecasted future restructuring costs are as follows:

	For the quarter
	ended March	Project	Range of total
	27, 2004	to date	expected project costs
			Low	High

Severance	885	1,638	3,000	3,400
Asset impairment	2,364	8,387	15,000	17,100
Other expenses	3,435	3,686	4,000	5,400
	6,684	13,711	22,000	25,900

A summary of the changes in the severance liability for the period March 27, 2004 is:

Opening accrual at September 27, 2003	216
Expense in the six months	1,422
Payments made in the six months	(991)
Closing accrual at March 27, 2004	647

38

CFM Corporation

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

March 27, 2004

14. FOREIGN EXCHANGE

Foreign exchange gains for the quarter ended March 27, 2004 of $172 (2003 foreign exchange losses - $179) and year to date gains of $553 (2003 losses of $472) are included in selling and administrative, research and development expenses on the Statement of Operations.

15. COMPARATIVE INTERIM FIGURES

Comparative interim figures have been restated into the U.S. reporting currency as described in note 3. Certain comparative interim figures have been reclassified to conform to the current interim presentation.

39

FORM 52-109FT2
Certification of Interim Filings during Transition Period

I, Colin Adamson, the Chairman and Chief Executive Officer of CFM Corporation, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CFM Corporation, (the "Issuer") for the interim period ending March 27, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 30, 2004

/s/ COLIN ADAMSON

Colin Adamson
Chairman and Chief Executive Officer

FORM 52-109FT2
Certification of Interim Filings during Transition Period

I, J. David Wood, the Vice President and Chief Financial Officer of CFM Corporation, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CFM Corporation, (the "Issuer") for the interim period ending March 27, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 30, 2004

/s/ J. DAVID WOOD

J. David Wood
Vice President and Chief Financial Officer